ALLIED GOLD LIMITED
ACN 104855067

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

December 1, 2009

Media Release

Allied Gold Acquires Additional Shares of Australian Solomons Gold and Extends Offer

Allied Gold Limited ("Allied Gold" or the "Company") (TSX:ALG; ASX:ALD; AIM:AGLD) is pleased to announce that on November 27 and 30, 2009 it took up an additional 59,655,304 shares of Australian Solomons Gold Limited ("ASG") that were validly deposited under its takeover offer for ASG (the "Offer"). Following these additional acquisitions, Allied Gold now owns a total of 124,259,517 ordinary shares of ASG, representing approximately 95.7% of ASG's issued and outstanding shares (88.3% on a fully-diluted basis).

In addition, Allied Gold wishes to announce that it has filed, and the depositary under the Offer, Computershare Investor Services Inc., is in the process of mailing, a Notice of Extension extending the deposit period under the Offer to 8.00 p.m. (Toronto time) on December 14, 2009 (unless extended).

As previously announced by Allied Gold, at the annual and special meeting of shareholders of ASG held on November 24, 2009, its nominees, Mark Caruso, the Executive Chairman and Chief Executive Officer of Allied Gold, and Frank Terranova, the Chief Financial Officer of Allied Gold, were elected as directors of ASG, together with Peter Secker, a current, independent member of the ASG board of directors, who was re-elected as a director of ASG.

Allied Gold intends to exercise control over ASG as soon as possible. In particular, the Company has commenced a full review of ASG's operations and the financing options for the redevelopment of ASG's Gold Ridge Project, and will shortly implement its plans for integrating ASG into its operations and redeveloping the Gold Ridge Project. As previously announced by Allied Gold, it has filed a preliminary short form prospectus in certain provinces of Canada in connection with a proposed public offering of its ordinary shares. Allied Gold expects net proceeds of the offering to be in the range of C$150 million, with approximately C$110 million allocated to the development of the Gold Ridge Project

Remaining ASG Shareholders should accept the offer NOW

The Offer for ASG remains open for acceptance until 8:00 p.m. (Toronto time) on December 14, 2009, unless extended. Under the Offer, Allied Gold is offering 0.85 of an Allied Gold share for every one ASG share. Based on the volume weighted average price of the Allied Gold shares on the ASX for the 20 trading days ended September 16, 2009, the date the Offer was announced, the Offer represents a premium of approximately 28% over the volume weighted average price of the ASG shares on the TSX for the same period. The shares of Allied Gold commenced trading on the TSX on November 16, 2009, and ASG shareholders who accept the Offer will now receive Allied Gold shares which can be traded on the TSX.

Gryphon Partners Canada Inc. has delivered a fairness opinion to the ASG Board of Directors to the effect that, subject to and based on the considerations, assumptions and limitations described therein, the consideration offered for each ASG Share pursuant to the Offer is fair, from a financial point of view, to ASG shareholders. The directors of ASG have unanimously recommended that ASG shareholders accept the Offer.

Allied Gold is under no obligation to extend the Offer beyond December 14, 2009,

As Allied Gold has acquired more than 90% of the issued and outstanding shares of ASG, Allied Gold will undertake a compulsory acquisition under Australian law of the ASG shares owned by any ASG shareholders who do not accept the Offer as set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the Offer.

ASG shareholders wishing to accept the Offer are encouraged to tender their ASG shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their ASG shares and all other documents to the offices of Computershare Investor Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If ASG shares are held by a broker or other financial intermediary, ASG shareholders should contact such intermediary and instruct it to tender their ASG shares.

Haywood Securities Inc. has been appointed as nominated soliciting dealer with respect to the Offer.

The ASG shares taken up under the Offer will be acquired by Allied Gold or its subsidiary formed for purposes of the Offer, AGL (ASG) Pty Ltd. The tax consequences of the disposition of ASG shares under the Offer by ASG's Canadian shareholders are as set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the Offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Allied Gold or ASG. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, contact:

Allied Gold Limited
Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

Haywood Securities Inc.
John Willett
Managing Director
T: 416 507-2345